InterOil Announces Approval of PRL39 by the PNG Government and Clarification on the Transaction With Total S.A.

PORT MORESBY, Papua New Guinea and HOUSTON, Dec. 6, 2013 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) is pleased to announce that the PNG Department of Petroleum and Energy has approved the Company's application for Petroleum Retention License 39, which includes the Triceratops discovery.

Additionally, InterOil is providing further clarification regarding the fixed and variable payments agreed to with Total S.A. (CAC: TOT; NYSE: TOT) in relation to the sale of a gross 61.3% (net 47.5%, after PNG government back-in of 22.5%) in PRL 15, which includes the Elk and Antelope fields. The Sale and Purchase Agreement, which will be filed on SEDAR and with the SEC today, stipulates both fixed and variable payments as previously disclosed.

  Fixed payments to InterOil include US$613 million on transaction completion, which is expected in Q1 2014; US$112 million on a final investment decision for a new LNG plant; and US$100 million at first LNG cargo from the proposed LNG facility.
  In addition to these fixed amounts, variable payments for amounts in excess of 3.5 Tcfe for the gas resource will depend on certification by two independent certifiers following up to three appraisal wells to be drilled in PRL15. The gas resource payment for amounts greater than 5.4 Tcfe will be paid at certification.
Recoverable hydrocarbon equivalent	Unit Price Pre-Gov't Back-in	Unit Price Post Gov't Back-in
>3.5 Tcfe and <5.4 Tcfe	US$0.60/mcfe	US$0.77/mcfe	Paid at FID
> 5.4 Tcfe and <6.5 Tcfe	US$0.80/mcfe	US$1.03/mcfe	Paid at Certification
> 6.5 Tcfe	US$1.00/mcfe	US$1.29/mcfe	Paid at Certification

Following the appraisal program, which is anticipated to be completed in 2015, the indicative payments based on the certified resource estimate are as follows:

	Resource Level	Indicative Payment
Pricing Table US$0.77/mcfe Level	5.4 Tcfe	US$1.5 Billion
Pricing Table US$1.03/mcfe Level	6.5 Tcfe	US$2.1 Billion
GLJ Certified Best Case	9.9 Tcfe	US$4.1 Billion
GLJ Certified High Case	11.8 Tcfe	US$5.3 Billion

The transaction is expected to complete in Q1 2014, after satisfaction of conditions, including government approvals and acquisition of the minority interests in PRL15.

About InterOil

InterOil Corporation is developing a vertically integrated energy business with a primary focus on Papua New Guinea and the surrounding region. InterOil's assets include petroleum licenses covering about 3.9 million acres (about 1.6 million hectares), an oil refinery, and retail and commercial distribution facilities, all in Papua New Guinea. The company employs over 1000 people and is listed on the New York and Port Moresby stock exchanges.

Forward Looking Statements
This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the timing of potential closing, the likelihood of satisfaction of conditions, the anticipated purchase price, expectations regarding the ability to achieve closing, potential further agreements and recoverable resources. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us, including discussions with bidders on the partnering process and bids received to date in respect of such process. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2012 on Form 40-F and its Annual Information Form for the year ended December 31, 2012. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

Oil and Gas and Resource Information

InterOil currently has no production or reserves as defined in Canadian NI 51-101 or under the definitions established by the United States Securities and Exchange Commission.

The resources information set forth in this press release is based on the 2012 GLJ Report, which was prepared in accordance with NI 51-101 and a summary is included in InterOil's annual information form for the year ended December 31, 2012, a copy of which has been filed on SEDAR (www.SEDAR.com) and on InterOil's website (www.interoil.com).

Contingent resources are those quantities of natural gas and condensate estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The economic status of the resources is undetermined and there is no certainty that it will be commercially viable to produce any portion of the resources. The following contingencies must be met before the resources can be classified as reserves: (i) sanctioning of the facilities required to process and transport marketable natural gas to market, (ii) confirmation of a market for the marketable natural gas and condensate and (iii) determination of economic viability. Although a final project has not yet been sanctioned, pre-FEED studies are ongoing for the LNG Project and FEED studies conducted for the Condensate Stripping Project as options for potential monetization of the gas and condensate.

The "low" estimate is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. With the probabilistic methods used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate. The "best" estimate is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. With the probabilistic methods used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate. The "high" estimate is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. With the probabilistic methods used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

The accuracy of resource estimates is in part a function of the quality and quantity of the available data and of engineering and geological interpretation and judgment. Other factors in the classification as a resource include a requirement for more delineation wells, detailed design estimates and near term development plans. The size of the resource estimate could be positively impacted, potentially in a material amount, if additional delineation wells determined that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of the seismic and well data. The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional delineation wells determined that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and well data.

All calculations converting natural gas to crude oil equivalent have been made using a ratio of six mcf of natural gas to one barrel of crude equivalent. Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Investor contacts for InterOil
Wayne Andrews, Vice President Capital Markets	Meg LaSalle, Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
Phone: +1-281-292-1800	Phone: +1-281-292-1800

Media contacts for InterOil
John Hurst, Cannings Corporate Communications
jhurst@cannings.net.au
Phone: +61 418 708 663